SEC File No. 70-9793

                                       And

                              SEC FILE NO. 70-9941




                       SECURITIES AND EXCHANGE COMMISSION

                              WASHINGTON, DC 20549




                             CERTIFICATE PURSUANT TO

                                     RULE 24

                            OF PARTIAL COMPLETION OF

                                  TRANSACTIONS




                                FirstEnergy Corp.

------------------------------------
                                            :
In the matter of                            :
FirstEnergy Corp.                           :      Certificate Pursuant
                                            :      to Rule 24 of Partial
                                            :      Completion of
                                            :      Transactions
SEC File No. 70-9793                        :
SEC File No. 70-9941                        :
(Public Utility Holding Company Act         :
of 1935)                                    :
------------------------------------



TO THE MEMBERS OF THE SECURITIES AND EXCHANGE COMMISSION:

     The undersigned, FirstEnergy Corp. (FirstEnergy) hereby certifies pursuant to Rule 24 of the Rules and Regulations under the Public Utility Holding Company Act of 1935 (the Act), that certain of the transactions proposed in the Applications, as filed in SEC File No. 70-9793 and SEC File No. 70-9941, respectively, have been carried out in accordance with the Commission's Orders dated with respect to the said Applications as follows:

1. The balance sheet and income statements for the FirstEnergy Nonutility Holdings Companies. and its consolidated subsidiaries are reported on Form U-9C-3 and in separately filed Rule 24 Certificates with the exception of OES Ventures, Inc. which will be filed pursuant to request for confidential treatment.

2. During the period January 1, 2002 through March 31, 2002, there was no Development Activity. First Energy investment in Exempt Subsidiaries or other Nonutility Subsidiaries are contained on separately filed Rule 24 Certificates or Form U-9C-3.

3. Guarantees by the FirstEnergy Nonutility Holding Companies or any direct or indirect Rule 58 Subsidiary, Energy Related Company or Non-Exempt
     Subsidiary on behalf of other direct or indirect Subsidiaries of the Nonutility Holding Companies are identified in a separately filed financing Rule 24 Certificate.

4. Description of the services obtained by the FirstEnergy Nonutility Holding Companies, or any direct or indirect Subsidiary of the Nonutility Holding Companies from the Utility Subsidiaries are provided in Form U-9C-3 and in separately filed Rule 24 Certificates.

5. A chart of the nonutility businesses, financing subsidiaries and nonsystem securities in which FirstEnergy and its subsidiaries are engaged in or have investments in of 10% or greater are identified below:


                                                                       Type of
Name of Company                                                      Subsidiary             % Ownership
---------------                                                      ----------             -----------

Ohio Edison Company (Ohio Edison)                                        US                     100
   OES Capital, Inc.                                                     FS                     100
   OES Finance, Inc.                                                     FS                     100
   OES Fuel, Inc.                                                        ERC                    100
   OES Nuclear, Inc.                                                     FS                     100
   OES Ventures, Inc.                                                    NUHC                   100
   Ohio Edison Financing Trust                                           FS                     100
   Ohio Edison Financing Trust II (Inactive)                             FS                     100
   Pennsylvania Power Company (Penn Power)                               US                     100
     Cranberry Square Associates, L.P.                                   RES                     50
   McDonald Corporate Tax Credit Fund Limited Partnership                RES                    12.37
   McDonald Ohio Tax Credit Fund-1996 Limited Partnership                RES                    42.13
   McDonald Ohio Tax Credit Fund-1998 Limited Partnership                RES                    30.94
   Apollo Tax Credit Fund III, L.P.                                      RES                    33.33
   Apollo Tax Credit Fund IX, L.P.                                       RES                    99.99
   Boston Capital Corporate Tax Credit Fund X, L.P.                      RES                    10.93
   Boston Capital Corporate Tax Credit Fund XIV, L.P.                    RES                    20
   Boston Capital Corporate Tax Credit Fund XVII, L.P.                   RES                    10
Marion Senior Housing Limited Partnership                                RES                    29.21
First Communications, LLC                                                ETC                    28.28
The Cleveland Electric Illuminating Company                              US                     100
   Cleveland Electric Financing Trust I                                  FS                     100
   Centerior Funding Corporation                                         FS                     100
   The Toledo Edison Capital Corporation                                 FS                     10
The Toledo Edison Company (Toledo Edison)                                US                     100
   The Toledo Edison Capital Corporation                                 FS                     90
American Transmission Systems, Incorporated (ATSI)                       US                     100
FirstEnergy Solutions Corp. (FirstEnergy Solutions)                      ERC                    100
   FirstEnergy Generation Corp. (GenCo)                                  EWG                    100
     FirstEnergy Fuel Marketing Company                                  ERC                    100
   Penn Power Energy, Inc.                                               ERC                    100
   FirstEnergy Engineering, Inc.                                         ERC                    100
FirstEnergy Nuclear Operating Company (FENOC)                            ERC                    100
GPU Nuclear, Inc. (GPUN)                                                 ERC                    100
   Private Fuel Storage LLC                                              ERC                    10.1
FirstEnergy Ventures Corp. (FirstEnergy Ventures)                        NUHC                   100
   Advanced Technologies Development Corp.                               ETC                    100
   Bay Shore Power Company                                               ERC                    100
   Centerior Communications Holdings, Inc.                               NUHC                   100
      Fiber Venture Equity, Inc. (Inactive)                              ETC                    100
      AFN Finance Company No. 3, LLC                                     ETC                    100
   Centerior Energy Services, Inc.                                       ERC                    100
   Centerior Power Enterprises, Inc. (Inactive)                                                 100
   FirstEnergy Telecommunications Corp.                                  ETC                    100
   Warrenton River Terminal, Ltd.                                        ERC                    100
   Engineered Processes, Ltd.                                            ERC                    50
   Eastroc Technologies, LLC                                             ERC                    50
FE Acquisition Corp. (Inactive)                                          NUHC                   100
   Mid-Atlantic Energy Development Co. (Inactive)                                               100
FirstEnergy Properties, Inc. (FirstEnergy Properties)                    RES                    100
   BSG Properties, Inc. (Inactive)                                       RES                    100
FirstEnergy Facilities Services Group, LLC (FE Facilities)               NUHC                   100
   Ancoma, Inc.                                                          ERC                    100
   Colonial Mechanical Corporation                                       ERC                    100

                                       2

                                                                       Type of
Name of Company                                                      Subsidiary             % Ownership
---------------                                                      ----------             -----------

   Dunbar Mechanical, Inc.                                               ERC                    100
   Edwards Electrical & Mechanical, Inc.                                 ERC                    100
   Elliott-Lewis Corporation                                             ERC                    100
      Sautter Crane Rental, Inc.                                         ERC                    100
      A.A. Duckett, Inc.                                                 ERC                    100
      E-L Enterprises, Inc.                                              NUHC                   100
        Modern Air Conditioning, Inc.                                    ERC                    100
          Airdex Air Conditioning Corporation                            ERC                    100
        R.L. Anderson, Inc.                                              ERC                    100
   The Hattenbach Company                                                ERC                    100
   L.H. Cranston and Sons, Inc.                                          ERC                    100
   Roth Bros., Inc.                                                      ERC                    100
   R.P.C. Mechanical, Inc.                                               ERC                    100
   Spectrum Controls Systems                                             ERC                    100
   Webb Technologies, Inc.                                               ERC                    100
MARBEL Energy Corporation (MARBEL)                                       ERC                    100
   Marbel HoldCo, Inc.                                                   NUHC                   100
     Great Lakes Energy Partners, LLC                                    ERC                    50
   Northeast Ohio Natural Gas Corp.                                      ERC                    100
PowerSpan Corp.                                                          ERC                    18.63
Kinetic Ventures I, LLC                                                  ERC                    11.11
Kinetic Ventures II, LLC                                                 ERC                    14.28
The Alliance Participants Administrative and Startup
   Activities Company, LLC                                               ERC                    10
FirstEnergy Service Company (ServeCo)                                    ERC                    100
GPU Service, Inc. (GPUS)                                                 ERC                    100
FirstEnergy Securities Transfer Company                                  FS                     100
FELHC, Inc.                                                              ETC                    100
Centerior Indemnity Trust (Inactive)                                                            100
Centerior Service Company (Inactive)                                                            100
FE Holdings, L.L.C. (Inactive)                                                                    -
Jersey Central Power & Light Company (JCP&L)                             US                     100
   JCP&L Preferred Capital, Inc.                                         FS                     100
     JCP&L Capital L.P.                                                  FS                     100
   JCP&L Transition Holdings, Inc.                                       FS                     100
   JCP&L Transition Inc.                                                 FS                     100
   JCP&L Transition Funding, LLC                                         FS                     100
   Saxton Nuclear Experimental Corporation                               ERC                    44
Metropolitan Edison Company (Met-Ed)                                     US                     100
   York Haven Power Company                                              US                     100
   Met-Ed Preferred Capital II, Inc.                                     FS                     100
     Met-Ed Capital II, L.P.                                             FS                     100
       Met-Ed Capital Trust                                              FS                     100
   Saxton Nuclear Experimental Corporation                               ERC                    32
Pennsylvania Electric Company (Penelec)                                  US                     100
   Nineveh Water Company                                                 ERC                    100
   The Waverly Electric Light and Power Company                          US                     100
   Penelec Preferred Capital II, Inc.                                    FS                     100
     Penelec Capital II, L.P.                                            FS                     100
       Penelec Capital Trust                                             FS                     100
   Saxton Nuclear Experimental Corporation                               ERC                    24
GPU Advanced Resources, Inc. (GPU AR)                                    ERC                    100
AFN Finance Company No. 1, LLC                                           ETC                    100
GPU Telcom Services, Inc. (GPU Telcom)                                   ETC                    100

                                       3


                                                                       Type of
Name of Company                                                      Subsidiary             % Ownership
---------------                                                      ----------             -----------

MYR Group Inc. (MYR)                                                     ERC                    100
   The L. E. Myers Company                                               ERC                    100
   Hawkeye Construction, Inc.                                            ERC                    100
   MYRcom, Inc.                                                          ERC                    100
   MYRpower, Inc.                                                        ERC                    100
   Great Southwestern Construction, Inc.                                 ERC                    100
   Harlan Electric Company                                               ERC                    100
     Sturgeon Electric Company, Inc.                                     ERC                    100
     ComTel Technology, Inc.                                             ERC                    100
     Power Piping Company                                                ERC                    100
   D.W.Close Company, Inc.                                               ERC                    100
GPU Diversified Holdings LLC (GPUDH)                                     NUHC                   100
   GPU Solar, Inc.                                                       ERC                    50
   GPU EnerTech Holdings, Inc.                                           ERC                    100
   GPU Distributed Power, Inc.                                           ERC                    100
   Ballard Generation Systems Inc.                                       ERC                    12.6
GPU Power, Inc. (GPU Power)                                              EWG                    100
   Guaracachi America, Inc.                                              EWG                    100
     Empresa Guaracachi S.A.                                             EWG                    50
   EI Barranquilla, Inc.                                                 EWG                    100
     Termobarranquilla, S.A.                                             EWG                    29
   Barranquilla Lease Holding, Inc.                                      EWG                    100
     Los Amigos Leasing Company, Ltd.                                    EWG                    100
   EI International                                                      EWG                    100
     GPUI Colombia, Ltda.                                                EWG                    100
   GPU Power Philippines, Inc.                                           EWG                    100
     Magellan Utilities Development Corporation                          EWG                    40
   GPU International Asia, Inc.                                          EWG                    100
   GPU Power Ireland  (Inactive)                                                                100
   Hanover Energy Corporation (Inactive)                                                        100
   Austin Cogeneration Corporation (Inactive)                                                   100
     Austin Cogeneration Partners, L.P. (Inactive)                                              100
   International Power Advisors, Inc.                                    EWG                    100
   EI Canada Holding Limited                                             EWG                    100
     EI Services Canada Limited                                          EWG                    100
     EI Brooklyn Power Limited                                           EWG                    100
       EI Brooklyn Investments Limited                                   EWG                    100
   NCP Ada Power, Inc. (Inactive)                                        EWG                    100
   NCP Energy, Inc.                                                      EWG                    100
   Syracuse Orange Partners LP                                           EWG                      -
GPU Capital, Inc. (GPU Capital)                                          FUCO                   100
   GPU Electric, Inc. (GPU Electric)                                     FUCO                   100
     GPU Argentina Holdings, Inc.                                        FUCO                   100
       GPU Argentina Services S.R.L.                                     FUCO                   100
       GPU Empresa Distribuidora Electrica                               FUCO                     -
         Regional, S.A. (EMDERSA)                                        FUCO                   100
     GPU Australia Holdings, Inc.                                        FUCO                   100
       VicGas Holdings, Inc.                                             FUCO                   100
       Victoria Electric Holdings, Inc.                                  FUCO                   100
         Victoria Electric, Inc.                                         FUCO                   100
         Austran Holdings, Inc.                                          FUCO                   100
     GPU International Australia Pty Ltd.                                FUCO                   100

                                       4


                                                                      Type of
Name of Company                                                      Subsidiary             % Ownership
---------------                                                      ----------             -----------

     EI UK Holdings, Inc.                                                FUCO                   100
       Avon Energy Partners Holdings                                     FUCO                   100
         Avon Energy Partners plc                                        FUCO                   100
           Midlands Electricity plc                                      FUCO                   100
UMICO Holdings, Inc. (Inactive)                                                                 36


ERC     -    Energy Related Activity
ETC     -    Exempt Telecommunications Company
EWG     -    Exempt Wholesale Generator
FS      -    Financing Subsidiary
FUCO    -    Foreign Utility Company
NUHC    -    Nonutility Holding Company
RES     -    Real Estate
US      -    Utility Subsidiary


6. Description of type and amount and if a debt instrument, the maturity and interest rate, of any securities (including guarantees) issued by the FirstEnergy Nonutility Holding Companies and each Non-Exempt Subsidiary pursuant to Rule 52 or Rule 45(B) as applicable are identified under a separately filed financing Rule 24 Certificate.

7. During the period January 1, 2002 through March 31, 2002, there were no Anticipatory Hedge transaction entered into by any FirstEnergy Nonutility Holding Company, or any direct or indirect Non-Exempt Subsidiary of the Nonutility Holding Company.

                                    SIGNATURE


     The undersigned registered holding company has duly caused this quarterly report to be signed on its behalf by the undersigned officer thereunto duly authorized pursuant to the requirements of the Public Utility Holding Company Act of 1935.


                                                      FIRSTENERGY CORP.


May 30, 2002
                                      By:         /s/ Harvey L. Wagner
                                            ---------------------------------
                                                      Harvey L. Wagner
                                                 Vice President and Controller
                                                (Principal Accounting Officer)

                                       6